July 9, 2009

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549-0404

Attn: Larry Spirgel, Assistant Director

Re:	GP Strategies Corporation
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Filed March 4, 2009 and April 30, 2009, respectively
Form 10-Q for the quarter ended March 31, 2009 Filed May 7, 2009
File No. 1-7234

Dear Mr. Spirgel:

This letter responds to the letter dated June 24, 2009, setting forth the Staff’s comments regarding the Form 10-K for the fiscal year ended December 31, 2008 filed by GP Strategies Corporation (the “Company”) on March 4, 2009. For your convenience, we have restated in bold the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

Form 10-K for the year ending December 31, 2008

Management Discussion of Critical Accounting Policies

Impairment of Intangible Assets, Including Goodwill, page 41

1.              We note that goodwill accounted for 44% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined during the fourth quarter due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a portion of your goodwill balance was impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•                  Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•                  Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit, if the breakdown is different from your reportable operating segment goodwill balance disclosure.

•                  Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•                  Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

•                  Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•                  Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•                  In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•                  Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

In response to the Staff’s comments, the Company intends to expand the goodwill impairment discussion in future filings to provide more robust and comprehensive disclosure around the Company’s goodwill impairment testing policy. Following is the expanded disclosure that the Company would propose to include in future filings, based on the goodwill impairment disclosure on page 41 of the Form 10-K for the year ended December 31, 2008:

Impairment of Intangible Assets, Including Goodwill

We review goodwill for impairment annually as of December 31 and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The provisions of SFAS No. 142 require that we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. A reporting unit is an operating segment, or one level below an operating segment, as defined in SFAS No. 131. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit’s assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value allocated to goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We evaluate the reasonableness of the fair value calculations of our reporting units by reconciling the total of the fair values of all of our reporting units to our total market capitalization, and adjusting for an appropriate control premium.

Our reporting units are: (i) Manufacturing, (ii) E-Business & Learning Solutions (“EBLS”), (iii) Process & Aerospace (“P&A”), (iv) Homeland Security, Environmental & Emergency Management Services (“HSEEM”), (v) Energy and (vi) Sandy. The Manufacturing & EBLS reporting units comprise our Manufacturing & BPO segment and the P&A and HSEEM reporting units comprise our Process & Government segment, while the Energy and Sandy reporting units each represent a separate reportable segment. As disclosed in more detail above in the General Overview section of Item 7, during the fourth quarter of 2008, the former Process, Energy & Government segment was divided into two reportable segments such that the Energy group became a separate reporting unit due to organizational and management reporting changes that were made primarily due to the retirement of one of our executive officers in 2008. The goodwill specifically attributable to the Energy group was assigned to this reporting unit, as well as a portion of parent company goodwill which was re-assigned from the former Process, Energy & Government segment to the Energy reporting unit based on a relative fair value allocation, consistent with how this goodwill had been previously allocated to all of the other reporting units. Subsequent to the recognition of the $5.5 million impairment loss in the Sandy reporting unit which is discussed further below, the goodwill balances as of December 31, 2008 for each reporting unit were as follows (in thousands):

Reporting Unit
Manufacturing	$23,578
EBLS	14,213
Process & Aerospace	4,835
HSEEM	9,777
Energy	7,870
Sandy	—
$60,273

We determine the fair value of our reporting units using a discounted cash flow approach. The discounted cash flow analysis incorporates management’s cash flow projections over a five-year period and a capitalization multiple which is applied to the projected fifth year earnings before interest, taxes, depreciation and amortization (“EBITDA”) to calculate a terminal value. The discrete five-year projected cash flows and calculated terminal value are discounted using a weighted average cost of capital (“WACC”) which takes into account the costs of debt and equity. The cost of equity is based on the risk-free interest rate, equity risk premium, industry and size equity premiums and any additional market equity risk premiums as deemed appropriate for each reporting unit. To arrive at a fair value for each reporting unit, the terminal value is discounted by the WACC and added to the present value of the estimated cash flows over the discrete five-year period. To guide the selection of a capitalization multiple, a group of publicly held companies is selected that display industry and investment characteristics that resemble those of the reporting unit being valued and various financial parameters are analyzed. In addition, we make certain judgments in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

No changes were made to the methodologies used in the goodwill impairment test as of December 31, 2008 as compared to prior annual tests. However, the current economic climate and uncertainty in the capital markets impacted the assumptions used as compared to the prior annual test, including management’s cash flow projections, the calculation of the WACC and selection of capitalization multiples. In forming projected cash flows used in the goodwill impairment test as of December 31, 2008, management analyzed historical cash flow growth rates and also considered current known trends and expectations which were projected to impact the near term cash flows. In light of the current economic environment, the cash flow projections for 2009 for certain of our reporting units were lowered compared to 2008 actual performance, and recovery was assumed beginning in 2010 to align more closely with historical growth rates achieved by each reporting unit. The calculated WACC as of December 31, 2008 included an additional market risk premium for each reporting unit, ranging from 1% to 4%, to reflect the capital market’s incremental uncertainty and impact of the economic recession on the various end markets served by each reporting unit. The WACC used in each reporting unit’s fair value calculation as of December 31, 2008 was as follows:

Reporting Unit	WACC
Manufacturing	18%
EBLS	20%
Process & Aerospace	19%
HSEEM	18%
Energy	18%
Sandy	20%

As of December 31, 2008, the carrying value of our Sandy reporting unit exceeded its estimated fair value, indicating the underlying goodwill was impaired at the testing date. As a result of performing the second step of the goodwill impairment test, we recognized an impairment loss of $5.5 million for the year ended December 31, 2008, which resulted in a write-off of the entire goodwill balance of the Sandy reporting unit. The goodwill impairment loss is attributable to a significant decline in our market capitalization during the fourth quarter of 2008 and uncertainty regarding the automotive industry, which resulted in a reduction in the future cash flow projections and comparable company multiples used in the fair value calculation as compared to the prior year.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test for the reporting units other than Sandy, we determined the cash flow growth rate needed to be achieved by each reporting unit to avoid having a goodwill impairment charge. If the EBLS, HSEEM and Energy reporting units sustain current cash flow levels or even experience slight declines in cash flow levels over the next five-year period, management believes that their fair values would continue to exceed their carrying values. In order for the Manufacturing and Process & Aerospace reporting units to avoid a potential future goodwill impairment charge, management believes that those reporting units would each need to achieve an approximate 8.5% average annual cash flow growth rate over the five-year period, which is lower than the historical growth rates over the previous five-year period for these reporting units. There are a number of variables which impact the projected cash flows, such as expected revenue growth and profitability levels, working capital requirements, capital expenditures and related depreciation and amortization.

Given the current economic environment and the uncertainties regarding the impact on our business, there can be no assurance that our estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of our goodwill impairment testing as of December 31, 2008, will prove to be accurate predictions of the future. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain.  If our assumptions regarding forecasted revenue or profitability growth rates of certain reporting units are not achieved, we may be required to recognize goodwill impairment charges in future periods, whether in connection with our next annual impairment testing in the fourth quarter of 2009 or prior to that, if any such change constitutes a trigerring event that requires us to test for impairment during an interim period. We will continue to monitor our goodwill and intangible assets for impairment and conduct formal tests when impairment indicators are present.

Note 1. Description of Business and Significant Accounting Policies

Allowance for Doubtful Accounts Receivable, page 52

2.              In light of your accounts receivable balance and its concentration in the automotive industry, please describe clearly and comprehensively your accounting policy for determining the amount of the allowance, including a description of the systematic analysis and procedural discipline applied.

Response:

The Company believes that its accounting policy disclosure regarding its allowance for doubtful accounts receivable complies with the requirements of generally accepted accounting principles. In addition, we provided specific disclosure surrounding our concentration of accounts receivable from significant automotive customers in Note 1, Significant Customers & Concentration of Credit Risk, on page 52 and in the Liquidity & Capital Resources section of Item 7 on page 36 of the Form 10-K for the fiscal year ended December 31, 2008. However, the Company acknowledges the Staff’s comment and believes it could expand the disclosure in future filings to provide more robust disclosure around the Company’s accounting for its allowance for doubtful accounts receivable. Following is the expanded disclosure that the Company would propose to include in future filings, based on the existing disclosure on page 52 of the Form 10-K for the year ended December 31, 2008:

Allowance for Doubtful Accounts Receivable

Trade accounts receivable are recorded at invoiced amounts. The Company evaluates the collectability of trade accounts receivable based on a combination of factors. When aware that a specific customer may be unable to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, the Company evaluates the need to record a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience and trends of past due accounts, write-offs and specific identification and review of past due accounts. Actual collections of trade receivables could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial conditions.

It should also be noted that with respect to the concentration of business in the automotive industry, the Company’s accounts receivable exposure is largely attributable to its principal automotive customer, General Motors Corporation (“GM”). As of the date of this letter, aside from a short delay associated with GM’s bankruptcy filing on June 1, 2009, the Company has continued to receive payments of its invoices, including receiving a recent payment of $5.4 million from GM toward pre-petition receivables. This payment in addition to other payments received in the second quarter represents collection of substantially all of the Company’s receivables which were outstanding from GM as of March 31, 2009.

In response to the comment letter dated June 24, 2009 and with respect to all other SEC filings, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (410) 379-3636 if you have any questions or would like any additional information regarding this matter. Also, please send any future correspondence to GP Strategies Corporation at 6095 Marshalee Drive, Suite 300, Elkridge, MD 21075. Your original comment letter was sent to the incorrect address.

Very truly yours,

/s/ Sharon Esposito-Mayer
Sharon Esposito-Mayer
Executive Vice President and
Chief Financial Officer